809093

FILE No. 82-1464

[ ] DEF 14A [X] SUPPL [ ] ARS

Trimark Energy Ltd.

Suite 1305, 1090 West Georgia Street ■ Vancouver, BC ■ V6E 3V7 ■ Phone: (604) 685-9316 ■ Fax: (604) 683-1585

April 29, 2002

02034067

02 MAY 14 AM 10:55

United States Securities
& Exchange Commission
Room 3094 (3-6)
#450 - 5th Street N.W.
Washington, DC
20549 USA

SUPPL

Dear Sirs:

Re: Trimark Energy Ltd. (the "Company")

Please find enclosed a copy of the Company's Quarterly Report for the six months ended February 28, 2002.

Yours very truly,

TRIMARK ENERGY LTD.

Per: J Rowsell

Jacqueline Rowsell

:jr

Enclosure

cc: Financial Post Data Group (2 copies)
Standard & Poor's Corp. (4 copies)

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

dw 5/21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC

British Columbia Securities Commission

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a *comparative balance sheet as of the end of the immediately* preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a *material classification presented on the face of the financial* statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Trimark Energy Ltd. (formerly Trimark Oil & Gas Ltd.)		Feb. 28, 2002	02/04/26

ISSUER ADDRESS				
#1305 - 1090 West Georgia Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 3V7	(604) 683-1585	(604) 685-9316

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Nick DeMare	Director	(604) 685-9316

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ndemare@chasemgt.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Donald W. Busby"	Donald W. Busby	02/04/26
"Nick DeMare"	Nick DeMare	02/04/26

TRIMARK ENERGY LTD.

(formerly Trimark Oil & Gas Ltd.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
FEBRUARY 28, 2002

(Unaudited - Prepared by Management)

TRIMARK ENERGY LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at February 28, 2002 $	As at August 31, 2001 $
ASSETS		
CURRENT ASSETS		
Cash	82,203	214,390
Amounts receivable	41,564	48,942
Inventory	-	70,050
Current portion of other assets (Note 3)	194,169	193,463
	317,936	526,845
PETROLEUM AND NATURAL GAS INTERESTS (Note 2)	4,868,492	7,022,246
OTHER ASSETS (Note 3)	641,880	619,080
	5,828,308	8,168,171
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	1,244,970	520,629
Advances (Note 4)	553,200	553,200
	1,798,170	1,073,829
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	19,537,102	19,537,102
DEFICIT	(15,506,964)	(12,442,760)
	4,030,138	7,094,342
	5,828,308	8,168,171

APPROVED BY THE DIRECTORS

"Donald W. Busby", Director

"Nick DeMare", Director

The accompanying notes are an integral part of these interim consolidated financial statements.

TRIMARK ENERGY LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED FEBRUARY 28

(Unaudited - Prepared by Management)

	Three Months Ended February 28,		Six Months Ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
REVENUES				
Oil and gas sales	30,207	199,260	55,377	259,606
Interest and other	15,215	28,162	34,950	59,188
	45,422	227,422	90,327	318,794
OTHER EXPENSES				
Production	37,446	48,697	64,301	76,036
Depreciation, depletion and impairment	1,273,755	60,612	2,922,260	88,296
General and administration	95,740	95,221	167,970	141,841
	1,406,941	204,530	3,154,531	306,173
NET INCOME (LOSS) FOR THE PERIOD	(1,361,519)	22,892	(3,064,204)	12,621
DEFICIT - BEGINNING OF THE PERIOD	(14,145,445)	(7,404,751)	(12,442,760)	(7,394,480)
DEFICIT - END OF THE PERIOD	(15,506,964)	(7,381,859)	(15,506,964)	(7,381,859)
INCOME (LOSS) PER COMMON SHARE - BASIC AND DILUTED	($0.47)	$0.01	$(1.05)	$0.01

The accompanying notes are an integral part of these interim consolidated financial statements.

TRIMARK ENERGY LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX MONTHS ENDED FEBRUARY 28

(Unaudited - Prepared by Management)

	Three Months Ended February 28,		Six Months Ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(1,361,519)	22,892	(3,064,204)	12,621
Items not involving cash				
Depreciation, depletion and impairment	1,273,755	60,612	2,922,260	88,296
Effect of unrealized foreign exchange gain (loss) on other assets	(17,273)	2,100	(29,925)	(31,185)
	(105,037)	85,604	(171,869)	69,732
(Increase) decrease in amounts receivable	(18,447)	118,034	7,378	53,659
Decrease (increase) in inventory supplies	76,154	(91,625)	70,050	(91,625)
Increase (decrease) in accounts payable and accrued liabilities	534,050	(108,557)	724,341	(271,760)
	486,720	3,456	629,900	(239,994)
FINANCING ACTIVITIES				
Issuance of common shares	-	260,000	-	260,000
Share subscriptions received	-	884,000	-	884,000
Share issue costs	-	-	-	(794)
	-	1,144,000	-	1,143,206
INVESTING ACTIVITIES				
Other assets	6,419	-	6,419	-
Additions to petroleum interests	(544,503)	(687,899)	(768,506)	(1,300,993)
	(538,084)	(687,899)	(762,087)	(1,300,993)
INCREASE (DECREASE) IN CASH	(51,364)	459,557	(132,187)	(397,781)
CASH - BEGINNING OF PERIOD	133,567	449,370	214,390	1,306,708
CASH - END OF PERIOD	82,203	908,927	82,203	908,927

The accompanying notes are an integral part of these interim consolidated financial statements.

TRIMARK ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

(Unaudited - Prepared by Management)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

2. PETROLEUM AND NATURAL GAS INTERESTS

	As at February 28, 2002 $	As at August 31, 2001 $
Evaluated Properties		
Acquisitions and leasehold costs	5,830,465	5,829,076
Exploration and development costs	4,276,269	4,185,331
Gathering facility	355,607	146,242
	10,462,341	10,160,649
Unevaluated Properties		
Acquisitions and leasehold costs	2,680,558	2,680,558
Exploration costs	3,511,501	3,044,687
	6,192,059	5,725,245
	16,654,400	15,885,894
Less: accumulated depreciation, depletion and impairment	(11,785,908)	(8,863,648)
	4,868,492	7,022,246

TRIMARK ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

(Unaudited - Prepared by Management)

2. PETROLEUM AND NATURAL GAS INTERESTS (continued)

During the six months ended February 28, 2002, the Company wrote down the carrying value of its petroleum and natural gas interests by $2,815,062 from the ceiling test performed effective February 28, 2002. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

3. OTHER ASSETS

	As at February 28, 2002 $	As at August 31, 2001 $
Convertible note	641,880	619,080
Loan to officer	194,169	193,463
	836,049	812,543
Less current portion	194,169	193,463
	641,880	619,080

4. ADVANCES

During the year ended August 31, 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. The terms initially proposed was that the debentures bear interest at 10% per annum with interest. In light of the current market conditions the Company and the subscribers are negotiating a revision to the terms and features. During the six months ended February 28, 2002, the Company has recorded $27,471 of interest expense, based on a rate of 10% per annum. The amount has been included in accounts payable and accrued liabilities. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $153,200.

TRIMARK ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002
(Unaudited - Prepared by Management)

5. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued and outstanding -

	Number	$
Balance, August 31, 2001 and February 28, 2002	2,926,859	19,537,102

On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis and changed its name to Trimark Energy Ltd. The comparative balances have been adjusted accordingly.

6. RELATED PARTY TRANSACTIONS

(a) During the six months ended February 28, 2002, the Company was charged $102,699 for management, professional, accounting and administrative fees provided by directors of the company or companies controlled by directors of the Company.

(b) As at February 28, 2002, accounts payable and accrued liabilities include $122,807 due to Hilton and $9,000 due to a private corporation owned by a director of the Company.

(c) See also Notes 3 and 4.

7. SEGMENTED INFORMATION

As at February 28, 2002, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

	Six Months Ended February 28, 2002		
	Identifiable Assets $	Revenues $	Net Income (Loss) $
United States	5,141,078	65,300	(2,978,801)
Canada	687,230	25,027	(85,403)
	5,828,308	90,327	(3,064,204)

TRIMARK ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

(Unaudited - Prepared by Management)

7. SEGMENTED INFORMATION (continued)

	Six Months Ended February 28, 2001		
	Identifiable Assets $	Revenues $	Net Income (Loss) $
United States	9,781,180	267,328	77,500
Canada	1,239,514	51,466	(64,879)
	11,020,694	318,794	12,621

TRIMARK ENERGY LTD.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

1.(a) GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the six months ended February 28, 2002:

	$
Administration and accounting	39,290
Audit and legal	21,210
Interest expense	27,471
Foreign exchange	(15,243)
Investor relations	6,000
Management and professional	73,522
Office	7,478
Transfer agent and regulatory filing	8,242
	167,970

1.(b) RELATED PARTY TRANSACTIONS

(a) During the six months ended February 28, 2002, the Company:

i) was charged $102,699 for management, professional, accounting and administrative fees and professional fees provided by directors of the Company or companies controlled by directors of the Company;

ii) received $6,419 (US$4,000) loan repayment and recorded interest income of $5,256 (US$3,318) relating to a US $125,000 relocation loan provided to the President of the Company. As at February 28, 2002, interest income of $5,256 was received.

(b) As at February 28, 2002, the Company has received $153,200 in advances from Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company.

(c) As at February 28, 2002, accounts payable and accrued liabilities include $122,807 due to Hilton.

(d) As at February 28, 2002, accounts payable and accrued liabilities include $9,000 due to a private corporation owned by a director of the Company.

TRIMARK ENERGY LTD.
SUPPLEMENTARY INFORMATION
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

2.(a) NO SECURITIES WERE ISSUED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2002

2.(b) NO OPTIONS GRANTED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2002

3.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	2,926,859	$19,537,102

On March 21, 2002, the Company completed a consolidation of its share capital on a 1 new for 7 old basis and changed its name to Trimark Energy Ltd.

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2002

Security	Number	Exercise Price Per Share	Expiry Date
Options	73,143	$1.05	Jul. 23/02
Options	17,857	$1.05	Oct. 01/02
Options	107,143	$1.05	Jan. 25/04
Options	7,143	$1.05	Dec. 31/04
	205,286		
Warrants	169,388	$5.88	Apr. 11/02
Warrants	16,938	$5.88	Jun. 19/02
Warrants	71,429	$3.64	Jan. 16/03
Warrants	242,857	$3.64	Mar. 06/03
Warrants	154,571	$4.34	Aug. 15/03
Warrants	57,143	$4.34	Aug. 15/02
	712,326		

3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2002

1,488 shares remain held in escrow as at February 28, 2002.

TRIMARK ENERGY LTD.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2002

Directors:

- Donald W. Busby
- Nick DeMare
- George Muscroft
- Dick Darrow

Officers:

- Donald W. Busby, President, Chairman & CEO
- Harvey Lim, Corporate Secretary

TRIMARK ENERGY LTD.
QUARTERLY REPORT
FOR THE QUARTER ENDED FEBRUARY 28, 2002

MANAGEMENT DISCUSSION & ANALYSIS

Description of Business

The Company is an independent oil and gas exploration company with its shares listed for trading on the TSX Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin and Sacramento Basins of California. The Company is involved in a number of high potential exploration projects in this area, the most notable being the East Lost Hills project and Regional California.

Election of Directors and Appointment of Officers

At the annual general meeting held February 22, 2002, Messrs. Donald W. Busby, Richard Darrow, Nick DeMare and George Muscroft were re-elected as directors. The Company also re-appointed Mr. Busby as President and Chief Executive Officer and Mr. Harvey Lim as Corporate Secretary.

Operations

During the six months ended February 28, 2002, the Company recorded a loss of $3,064,204 ($1.05 per share), an increase in loss of $3,076,825 from an income of $12,621 ($0.01 per share) incurred in 2001. The increase in loss for 2002 was due primarily to a writedown of $2,815,062 relating to the Company's abandonment of its involvement in the San Joaquin Joint Venture and Regional California petroleum and natural gas interests.

Revenue from oil and gas sales decreased by 79% during 2002, from $259,606 in 2001 to $55,377 in 2002. The decrease in 2002 was due to the significant decrease in ELH #1 production compared to 2001. Production at ELH #1 will remain at constrained levels until a water disposal well is completed.

Revenue from oil sales decreased 50% from $52,848 in 2001 to $26,313 in 2002. Oil production decreased 24% from 1,264 BBLS in 2001 to 962 BBLS in 2002 and average selling prices received decreased 35%, from $41.82/BBL in 2001 to $27.34/BBL in 2002. Revenue from natural gas sales decreased 86%, from $206,758 in 2001 to $29,064 in 2002. Natural gas production decreased 67%, from 26,776 MCF in 2001 to 8,858 MCF in 2002. In addition, the average selling price of natural gas during 2002 received by the Company decreased 53%, from $7.73/MCF in 2001 to $3.63/MCF in 2002.

The Company's production expenses decreased 15% to $64,301 in 2002 from $76,036 in 2001. On a per unit basis, production expenses increased to $4.39/MCF in 2002 from $2.84/MCF in 2001, reflecting the impact of the reduced production in 2002.

During the six months ended February 28, 2002, the Company recorded depreciation and depletion charges of $107,201, compared to $88,296 in 2001. The depreciation and depletion rate increased from $3.29/MCFE in 2001 to $7.33/MCFE in 2002. In addition, the Company recorded a non-cash impairment charge of

TRIMARK ENERGY LTD.

QUARTERLY REPORT

FOR THE QUARTER ENDED FEBRUARY 28, 2002

MANAGEMENT DISCUSSION & ANALYSIS (continued)

$2,815,062 during the six months ended February 28, 2002 as a result of the ceiling test performed effective February 28, 2002. The increased depreciation and depletion rate and the impairment charge reflect the unsuccessful exploration results in Regional California and the Company's abandonment in the San Joaquin Joint Venture. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $26,129, from $141,841 in 2001 to $167,970 in 2002. Of the increase, $21,204 is attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances. The Company recorded a $15,243 foreign exchange gain in 2002, compared to foreign exchange gain of $36,447 in 2001. Management and professional fees increased by $25,754 from $47,768 in 2001 to $73,522 in 2002. The Company also recorded a $27,471 interest expense on the $553,200 advances which were made late in the fiscal year ended August 31, 2001.

During the six months ended February 28, 2002, the Company recorded $768,506 in expenditures on its petroleum interests, which was primarily comprised of the funding of: i) $712,064 towards the East Lost Hills and San Joaquin Projects, mainly in the funding of the drilling of the ELH #4 and #9 wells and Pyramid Hills prospect; and ii) $56,442 for the acquisition, exploration and drilling costs of the Regional California Prospects. As at $878,899 remained unpaid and has been recorded as amounts due to operators.

Liquidity and Capital Resources

At February 28, 2002, the Company had a working capital deficit of $1,480,234. A significant portion of this working capital deficit arises from amounts due to the operator of East Lost Hills. The Company has recorded a net amount due to the operator of $878,899. The Company does not agree with the amount claimed as owing by the operator and has advised them of the principal areas of disagreement with the balance claimed. While the adjustments requested are significant they will not eliminate the recorded payable.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is the East Lost Hills project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs. The cash flow from this project will be dedicated to paying down amounts owing to the operator. Immediately prior to the scheduled testing of the ELH #4 well, the operator raised the issue of outstanding balances, and refused to proceed with testing of the well. While the Company appreciates that the operator must seek to protect its interest; completion of testing may produce the results to allow additional fund raising to proceed. The Company does not have the funds to pay the full amounts the operator claims as owing and which they are requesting

TRIMARK ENERGY LTD.
QUARTERLY REPORT
FOR THE QUARTER ENDED FEBRUARY 28, 2002

MANAGEMENT DISCUSSION & ANALYSIS (continued)

to be paid before they proceed to test the well. The Company understands that the operator proposes to negotiate to amend the terms of the operating agreement to put in place provisions to allow the operator to recover substantially more than the costs outstanding. No formal proposal has been received from the operator. The joint venture participants are in discussion with respect to this matter.

The Company requires further financing to fund the ongoing exploration costs at East Lost Hills. Such financing could be by way of the operator continuing to fund costs, additional equity financing or some other form of financing including the sale of a portion of the Company's interest in the assets. There is no assurance that the Company will be able to obtain any further financing for this project and the impact of this on the Company is not known.

Properties Update

1. General

With the change in operator at the East Lost Hills project the Company anticipated that the future development of the project would proceed rapidly and with minimal operational problems. To the contrary, the ongoing development of this project has continued to be plagued with problems. The slow pace of development and progress on key operational issues have had a negative impact on the Company's stock price. The apparent indifference of the operator and the lack of appreciation of the impact of their operations on the Company and other participants in the East Lost Hills project are cause for concern. It has been almost four years since the initial test well on this prospect commenced and while the promise remains; it remains to be seen whether it can be realized. The Company must consider all of its options to protect its interests.

2. East Lost Hills Wells

(a) East Lost Hills #1

The ELH #1 well continues to produce at constrained levels, still requiring water disposal facilities. The operator has reported that they have been unable to negotiate a contract with the owner of the land at the proposed site of the disposal well. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project.

It is not known when this water disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

TRIMARK ENERGY LTD.
QUARTERLY REPORT
FOR THE QUARTER ENDED FEBRUARY 28, 2002

<u>MANAGEMENT DISCUSSION & ANALYSIS</u> (continued)

(b) East Lost Hills #2

The ELH #2 well was drilled to a total depth of 18,011 feet and production testing was completed. The well was suspended as a potential producer pending availability of water disposal facilities.

(c) East Lost Hills #3

The ELH #3 well was drilled to a total depth of 21,750 feet, in a separate structural block than the other East Lost Hills wells, and production testing was completed. Initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing or sidetracking.

(d) East Lost Hills #4

The ELH #4 well was drilled to its total depth of about 20,530 feet. The well was logged and a completion program was approved by all partners. Final casing has been run and a production liner has been installed in anticipation of a production test. The operator has recently notified the Company and other working interest participants that, due to non-payment of amounts billed, and as the operator does not have the right, under the existing operating agreements, to recover more than its costs, with interest, that it will not commence production testing of the #4 well. See also "Liquidity and Capital Resources".

(e) East Lost Hills #9

The ELH #9 well has reached its total depth of about 21,100 feet. Current operations include running final casing and preparation for production testing. The issues of outstanding accounts, while not yet raised by the operator, are expected to come up before a production test will occur. This will further impact the progress of this project.

3. San Joaquin

The Company held an interest in the Greater San Joaquin Basin Joint Venture. The only active drill prospect in this joint venture was the Pyramid Hills prospect. A well was spud at Pyramid Hills in late November 2001.

The Company has withdrawn from participation in this joint venture and accordingly, no longer has an interest in the Pyramid Hills prospect. The well at Pyramid Hills is a wildcat exploratory well that could cost up to US$25 million.

<u>Investor Relations Activities</u>

During the six months ended February 28, 2002, the Company terminated the investor relations agreement with Eland Jennings Investor Services ("Eland Jennings"). The Company paid $6,000 to Eland Jennings.